Honeywell

Thomas A. Szlosek	Honeywell
Vice President and Controller	P. O. Box 1219
Morristown, NJ 07962-1219
973-455-2215
973-455-6904 Fax

December 16, 2005

Michael Fay

Accounting Branch Chief

Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549

RE:	Honeywell International Inc.
Form 10-K: For the Year Ended December 31, 2004
Form 10-Q: For the Quarter Ended September 30, 2005
File Number: 001- 08974

Dear Mr. Fay:

This letter provides Honeywell International Inc.’s (Honeywell) response to your letter to David M. Cote, dated November 18, 2005, setting forth the Staff’s comments on the above-referenced Form 10-K and Form 10-Q. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the Year Ended December 31, 2004

Management’s Discussion and Analysis .... page 15

Critical Accounting Policies, page 18

1.

Staff’s Comment: It appears for the most part that the disclosure here provides information that is already available in the notes to the financial statements. Your disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of these factors identified here and in your notes to the financial statements are most sensitive to change with a material effect on your financial statements and that have caused or may cause material differences between estimated amounts and actual results. To the extent practicable and meaningful, you should provide quantitative disclosures of these factors. Your disclosure here in regard to the expected rate of return and discount rate associated with defined benefit pension plans is an example of this. Refer to Section V of FR-72 for further guidance. Please revise as indicated. Provide us with a copy of your intended disclosure.

Response: In our 2005 Form 10-K to be filed in February 2006 we will provide the following revised disclosure for our critical accounting policies. For illustrative purposes, the text below reflects 2004 information which will be updated when we file our 2005 Form 10-K.

•

Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets) – To conduct our global business operations and execute our business strategy, we acquire tangible and intangible assets, including property, plant and equipment and definite-lived intangible assets. At December 31, 2004, the net carrying amount of these long-lived assets totaled $5,535 million. The determination of useful lives (for depreciation/amortization purposes) and whether or not these assets are impaired involves the use of accounting estimates and assumptions which bear the risk of change which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. We periodically evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recoverable. The principal factors we consider in deciding when to perform an impairment review are as follows:

•	significant under-performance (i.e., declines in sales, earnings or cash flows) of a business or product line in relation to expectations;
•	annual operating plans or five-year strategic plans that indicate an unfavorable trend in operating performance of a business or product line;
•	significant negative industry or economic trends; and
•	significant changes or planned changes in our use of the assets.

Once it is determined that an impairment review is necessary, recoverability of assets is measured by comparing the carrying amount of the asset grouping to the estimated future undiscounted cash flows. If the carrying amount exceeds the estimated future undiscounted cash flows, the asset grouping is considered to be impaired. The impairment is then measured as the difference between the carrying amount of the asset grouping and its fair value. We use the best information available to determine fair value, which are usually either market prices (if available) or an estimate of the future discounted cash flow. The key estimates in our discounted cash flow analysis include expected industry growth rates, our assumptions as to volume, selling prices and costs, and the discount rate selected. As described in more detail in the repositioning and other charges section of our MD&A, we have recorded impairment charges related to long-lived assets of $42 and $877 million in 2004 and 2002, respectively, principally related to our Performance Fibers, Nylon and Metglas Specialty Materials businesses and our Friction Materials business. These businesses were significantly under-performing or were in industries with negative economic trends and subsequently these businesses were sold or significantly restructured.

•

Income Taxes – As of December 31, 2004, we recognized a net deferred tax asset of $1,671 million, less a valuation allowance of $338 million. Net deferred tax assets are primarily comprised of net deductible temporary differences, net operating loss carryforwards and tax credit carryforwards that are available to reduce taxable income in future periods. The determination of the amount of valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) future taxable income, and (3) the impact of tax planning strategies. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws.

Our net deferred tax asset of $1,671 million is comprised of $1,334 million related to U.S. operations and $337 million related to non-U.S. operations. The U.S. deferred tax asset of $1,334 million is comprised of net deductible temporary differences, tax credit carryforwards and state tax net operating losses which we believe will more likely than not be realized through the generation of future taxable income in the U.S. and tax planning strategies. We maintain a valuation allowance of $88 million against such asset primarily related to state tax net operating losses. The non-U.S. deferred tax asset of $337 million is comprised principally of net operating loss carryforwards, mainly in Germany, France and the Netherlands. We maintain a valuation allowance of $250 million against such asset reflecting our historical experience and lower expectations of taxable income over the applicable carryforward periods. As more fully described in Note 7 to our consolidated financial statements, we have increased our valuation allowance by $39, $108 and $80 million in 2004, 2003 and 2002, respectively. In the event we determine that we will not be able to realize our deferred tax assets in the future, we will reduce such amounts through a charge to income in the period such determination is made. Conversely, if we determine that we will be able to realize deferred tax assets in excess of the carrying amounts, we will decrease the recorded valuation allowance through a credit to income in the period that such determination is made.

•

Sales Recognition on Long-Term Contracts – In 2004, we recognized approximately 8 percent of our total net sales using the percentage-of-completion method for long-term contracts in our Automation and Control Solutions and Aerospace reportable segments. These long-term contracts are measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Accounting for these contracts involves management judgment in estimating total contract revenue and cost. Contract revenues are largely determined by negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award provisions associated with technical performance and price adjustment clauses (such as inflation or index-based clauses). Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management judgment. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. Revenue and cost estimates are regularly monitored and revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident. We maintain financial controls over the customer qualification, contract pricing and estimation processes to reduce the risk of contract losses.

We believe that our existing disclosure of critical accounting policies relating to Contingent Liabilities, Insurance for Asbestos Related Liabilities, Defined Benefit Pension Plans and Aerospace Customer Incentives currently includes an appropriate level of detail (including information in related footnotes in our financial statements which are specifically cross-referenced) and clearly identifies those factors that are most sensitive to change and that have resulted or may result in material differences between estimates and actual results.

Aerospace Customer Incentives, page 21

2.

Staff’s Comment: Please provide us with an analysis of the components of the customer incentives capitalized for 2004 and 2003. As part of your analysis, identify the party that received the incentive, identify the incentive provided to the customer, quantify the value attributed to the incentive, identify the aircraft to which the incentive relates, and tell us the date in which you were contractually selected as the source provider.

Our Response: As stated in our January 24, 2005 letter to the Staff, our capitalized sales incentives relate to two product categories: aircraft wheel and braking system hardware and aircraft auxiliary power units (APUs). The table below is a summary of the customer incentives capitalized in 2004 and 2003 for these two product categories (dollars in millions):

*	*	*

Confidential Treatment Requested By Honeywell

(entire page omitted)

*** designates confidential portions omitted from Honeywell’s public filing. Such portion is the subject of a Confidential Treatment Request and has been filed separately with the Commission.

3.

Staff’s Comment: Please identify in future filings the significant projects underlying the capitalized consumer incentives. In addition, discuss the approximate time frame between the capitalization of the customer incentive and the initial generation of cash flows.

Our Response: In our 2005 Form 10-K to be filed in February 2006, and in all future periodic filings, we will disclose the aircraft platforms underlying the significant capitalized customer incentives for the current period and the time frame between the capitalization of the customer incentives and the initial generation of aftermarket revenues. This time frame principally depends upon the terms of the negotiated contract with either the aircraft manufacturer or airline and could be as short as a few months where a maintenance service agreement exists with an airline, or as long as five years where aftermarket revenues will commence only after expiration of the warranty service period. Generally, capitalized customer incentives are expected to begin generating aftermarket revenues and cash flows within 2 to 5 years for APUs and within 2 to 3 years for Wheel & Braking Systems.

4.

Staff’s Comment: Please clarify the reason why you provide sales incentives to both commercial aircraft manufacturers and airlines, and not solely the manufacturers. In addition, explain to us when you would provide the incentive to one and not the other, and tell us whether you would ever provide a sales incentive to both for the same type of aircraft.

Our Response: Sales incentives are offered to commercial aircraft manufacturers and/or airlines in order for our products to be selected for installation on newly introduced aircraft platforms. This selection is critical to participation in the significant aftermarket for the related consumable products. The value of the incentives is relatively small in comparison to the value of the aftermarket revenue stream.

The decision to offer a sales incentive to the commercial aircraft manufacturer, the airlines or both is dependent on how the aircraft manufacturer intends to source the component. If the component is to be sourced from only one vendor, then we may offer a sales incentive to the aircraft manufacturer. As we stated in our January 24, 2005 letter to the Staff, this is typically the case with our APUs. If the component is to be sourced from multiple vendors (as in the case of our wheel and braking system hardware), then, in addition to the sales incentives provided to the aircraft manufacturer, we may also offer incentives to the airlines to induce them to specify our equipment in their aircraft order.

Notes to Financial Statements, page 47

Note 17 – Financial Instruments, page 66

Commodity Price Risk Management, page 67

5.

Staff’s Comment: We note your disclosure about the use of long term contracts with suppliers and purchase agreements for commodities but could not locate related disclosures in accordance with paragraph 7 of FAS 47. Please advise or revise accordingly.

Our Response: While we do use long term contracts and forward purchase agreements with our third party suppliers for certain commodities such as natural gas used in our Specialty Materials segment, these agreements do not meet all of the criteria of unconditional purchase obligations as defined in paragraph 6 of FAS 47 (principally the criteria in paragraph 6b) and, accordingly, the disclosure requirements in paragraph 7 of FAS 47 are not applicable.

Note 31 – Commitments and Contingencies, page 71

6.	Staff’s Comment: Please tell us and clearly disclose in future filings the respective liabilities accrued for NARCO and Bendix at each period ended date.

Our Response: As of September 30, 2005, the total asbestos related liability balances for NARCO and Bendix were $2,144 and $274 million, respectively. As of December 31, 2004, the total asbestos related liability balances for NARCO and Bendix were $2,395 and $355 million, respectively. In our 2005 Form 10-K to be filed in February 2006, and in all future periodic filings, we will disclose the total asbestos related liability balances for both NARCO and Bendix for the appropriate period end reporting dates.

7.

Staff’s Comment: In regard to asbestos matters, please tell us and disclose in future filings if there are any disputes with insurance carriers in regard to coverage and/or the amount expected to be recovered.

Our Response: There are disputes with insurance carriers related to policies covering Honeywell’s liability for Bendix asbestos-related bodily injury claims. These disputes, the nature of which is described in the following paragraph, are typical of those experienced by other U.S. corporate asbestos defendants with their insurers. We have not previously disclosed in our filings any of these disputes with insurance carriers as they have not been material, individually or in the aggregate, to our consolidated financial statements.

Because of the progressive and latent nature of the diseases allegedly induced by exposure to asbestos, disputes have arisen between Honeywell and certain liability insurance carriers regarding the manner and extent to which these carriers are obligated to cover Honeywell’s asbestos liabilities. For the most part, the disputes do not pertain to whether the asbestos-related bodily injury claims are covered under the subject insurance policies, but rather involve, for example, (i) which of the policy years are applicable to which claims (determination is dependent upon the timing of each asbestos claimant’s alleged exposure or the occurrence of asbestos-related bodily injury); (ii) how the responsibility for a claim is to be allocated among multiple policy years or carriers when more than one year of exposure or injury is alleged; (iii) the order in which coverage is to be provided among multiple carriers and/or layers of coverage; (iv) the impact of insurer insolvencies upon Honeywell and the solvent insurers; and (v) other issues that can impact the amount of insurance recovery available for an individual claim or group of claims over time. We have engaged in settlement negotiations, mediation and litigation as necessary to resolve such disputes.

As disclosed in our filings, we conduct analyses to determine the amount of insurance that we estimate is probable that we will recover in relation to payment of current claims. We also disclose in our filings that our analysis of probable insurance recoveries includes assumptions regarding the outcome of the insurance disputes described above and of various judicial determinations relevant to our insurance programs, our ongoing review of the solvency of our insurers, our historical experience with our insurers, and consideration of the impact of any settlements reached with our insurers. These disclosures can be found on page 76 of our 2004 Form 10-K.

8.

Staff’s Comment: In future filings please consider including a table in appropriate detail each for environmental and asbestos matters so that changes between period ended dates is transparent. Refer to the tables you disclose in your documents for repositioning accruals and warranties and guaranties as examples. Also, consider including separate sections for NARCO and Bendix in the table for asbestos matters for further transparency of these matters. Provide us with a copy of your intended disclosure for the period January 1, 2004 to September 20, 2005.

Our Response: In our 2005 Form 10-K to be filed in February 2006, and in all future periodic filings, we will provide tabular disclosure in the format set forth below summarizing information concerning our recorded obligation for environmental matters and our recorded obligation and related insurance asset for asbestos matters. The following tables summarize such information for the period January 1, 2004 to September 30, 2005.

Environmental Liabilities ($ millions)
	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004

Beginning of period	$895	$593
Accruals for environmental matters
deemed probable and reasonably
estimable	132	536
Environmental liability payments	(164)	(248)
Other adjustments	40	14
End of period	$903	$895

For the Staff’s reference in considering this response, other adjustments of $40 million in the nine months ended September 30, 2005 principally relates to the reclassification of the carrying value of land to property, plant and equipment with a corresponding increase to environmental liabilities.

Asbestos Liabilities ($ millions)
	Bendix	NARCO	Total	Bendix	NARCO	Total
	Nine Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2004

Beginning of period	$355	$2,395	$2,750	$249	$2,760	$3,009
Accruals for claims filed and defense costs incurred	119	-	119	186	-	186
Asbestos related liability
payments	(115)	(303)	(418)	(153)	(365)	(518)
Settlement with plaintiff
firm of certain pending
asbestos claims	-	52	52	-	-	-
Update of expected resolution
values with respect to
pending claims	(85)	-	(85)	73	-	73
End of period	$274	$2,144	$2,418	$355	$2,395	$2,750

Asbestos Insurance Recoveries ($ millions)
	Bendix	NARCO	Total	Bendix	NARCO	Total
	Nine Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2005	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2004

Beginning of period	$336	$1,226	$1,562	$209	$1,238	$1,447
Probable insurance
recoveries related to
claims filed	26	-	26	96	-	96
Insurance receipts for
asbestos related liabilities	(4)	(106)	(110)	(8)	(59)	(67)
Insurance receivables
settlements and write-offs	29	-	29	-	-	-
Other adjustments	(3)	(3)	(6)	39	47	86
End of period	$384	$1,117	$1,501	$336	$1,226	$1,562

For the Staff’s reference in considering this response, other adjustments for Bendix of $39 million in the year ended December 31, 2004 represents probable insurance recoveries offsetting the $73 million increase in the asbestos liability resulting from the update of the expected resolution values (see Asbestos Liability table above). Other adjustments for NARCO of $47 million in the year ended December 31, 2004 relates to additional probable insurance recoveries identified in the second quarter of 2004 based on our ongoing evaluation of the enforceability of our rights under the various insurance policies. Such amount was disclosed in our 2004 Form 10-K on page 74.

Form 10-Q: For the Quarter Ended September 30, 2005

Notes to Financial Statements, page 6

Note 4, page 7

9.

Staff’s Comment: In regard to the Novar acquisition, please disclose the factors that contributed to a purchase price that resulted in recognition of goodwill, in accordance with paragraph 51(b) of FAS 141.

Our Response: We will expand the footnote related to the Novar acquisition in our 2005 Form 10-K to be filed in February 2006 to include disclosure of the factors that contributed to a purchase price that resulted in recognition of goodwill. Specifically, we will include the following:

“The Novar acquisition is intended to significantly expand the European fire detection, environmental controls and service businesses within our ACS segment. The $1.4 billion of goodwill resulting from this acquisition arises primarily from the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to develop a business comparable to Novar’s Intelligent Business Solutions (IBS) business and the expected cost synergies that will be realized through the consolidation of the acquired IBS business into our ACS segment. These cost synergies are expected to be realized principally in the areas of SG&A, material sourcing and manufacturing”. See our response to Comment 10 below for further discussion about our allocation of the goodwill from the Novar acquisition.

10.

Staff’s Comment: Please tell us, and disclose as appropriate, the basis for allocating the purchase price to the assets to be disposed in the Novar acquisition. Provide us with your analysis in appropriate detail that shows how the amounts were determined. Refer to paragraphs 37.d(2) of FAS 141 and 34 of FAS 144 for guidance.

Our Response: The assets to be disposed of in the Novar acquisition consist of the Indalex and Security Printing businesses, which are each being sold separately and in their entirety. These businesses each meet the criteria of a newly-acquired, “long-lived asset (disposal group)” under FAS 144. Accordingly, their carrying amounts were established based upon their estimated fair value, less cost to sell, at the acquisition date.

The fair value was determined based on Honeywell’s management and a third-party valuation consultant’s estimates of the selling price of these two businesses under the disposition strategy that was initiated at the time of their acquisition. As disclosed in the “Liquidity” section of our Form 10-Q for the third quarter ended September 30, 2005 (see page 47), the expectation was that we would receive between $1.0 and $1.5 billion in aggregate proceeds for the sale of these businesses; we used the low-end of this range as our estimate of their aggregate fair value.

The Security Printing business was sold on December 15, 2005 for approximately $800 million. We have reached a definitive agreement to sell the Indalex business and such transaction is expected to close in early 2006 for approximately $425 million. We will disclose the impact of the finalization of these dispositions on the carrying value of the assets to be disposed of and of the Novar goodwill in the footnote related to the Novar acquisition in our 2005 Form 10-K.

11.

Staff’s Comment: We note that over half of the assets acquired in the Novar acquisition are to be disposed, but the amount of goodwill attributed to the assets to be disposed is less than half of the goodwill recognized in the acquisition. Please explain to us in appropriate detail how you determined the amount of goodwill attributable to the assets to be held and disposed.

Our Response: The amount of goodwill attributable to the assets to be disposed (i.e., Indalex and Security Printing businesses) was determined as the amount necessary to bring the carrying value for these businesses to their aggregate estimated fair value. See our response to Comment 10 above for further information regarding the determination of the aggregate estimated fair value of these businesses.

The amount of goodwill attributable to the assets to be held (i.e., the IBS business) consists of the difference between the purchase price for the entire Novar business and the sum of (a) the aggregate estimated fair value of the Indalex and Security Printing businesses and (b) the estimated fair value of the individual assets, less individual liabilities, comprising the IBS business. We undertook a detailed valuation study of the individual assets and liabilities of the IBS business using a third-party valuation consultant. See our response to Comment 9 above for further information on the nature of this goodwill.

Note 15. Commitments and Contingencies, page 18

Asbestos Matters, page 21

Friction Products, page 23

12.

Staff’s Comment: Please explain to us why you have entered into structured insurance settlements, and explain to us the basis for recording a gain of approximately $160 million during the nine months ended September 30, 2005, as disclosed on page 25. As part of your response, tell us how the gain was calculated, the costs and recoveries that were previously recorded related to the converted policies, and the basis for the amounts that were previously recorded. In addition, tell us where you recorded the gain on your financial statements and the reason your presentation is appropriate.

Our Response: During the first quarter of 2005, we entered into a structured settlement agreement with one of our Bendix insurance carriers providing for an unconditional fixed payment stream. Our objective in entering into the settlement was to achieve the certainty of the resolution provided therein. The resultant gain on the settlement transaction of $160 million represented the excess of the net present value amount of the fixed payment stream over the previously recorded amount due from the receivable carrier of $129 million. The $129 million was recorded based on our analysis of the terms of the underlying policy and on our historical experience with the carrier. The gain of $160 million is included as an offset to our asbestos related litigation charges, net of insurance for the nine months ended September 30, 2005, as we view insurance recoveries to be a proper offset to the related charges for claims incurred. In our full year Statement of Operations, we record such amount as a separate line item entitled Asbestos Related Litigation Charges, Net of Insurance on the face of our Consolidated Statement of Operations. In our quarterly Statement of Operations, we condense this line item as part of Cost of Products and Services Sold, as permitted under Regulation S-X Rule 10-01(a)(3).

13.

Staff’s Comment: We note on page 25 the $131 million in write offs of certain amounts due from insurance carriers during the nine months ended September 30, 2005. Please tell us the facts and circumstances associated with these write offs, and the basis for the timing of such write offs. Provide us with a schedule detailing for each affected insurer the amount written off and whether or not any balance remains to be collected. Tell us where you recorded the write offs on your financial statements and the reason your presentation is appropriate. Additionally, explain to us your assessment of the $384 million receivable from insurers at September 30, 2005 and the basis for why you believe that the amount is probable of collection. Tell us the amount of any solvency reserve against this receivable and how such was determined.

Our Response: The write-offs are included as part of our Asbestos Related Litigation Charges, Net of Insurance which was disclosed in Note 5 on page 10 of our Form 10-Q and condensed as part of Cost of Products and Services Sold in our Consolidated Statement of Operations, consistent with our treatment of insurance recoveries.

*	*	*

Confidential Treatment Requested By Honeywell

(material omitted)

The $384 million insurance receivable at September 30, 2005 is comprised of (1) $297 million (net present value) in unconditional fixed payment streams due from solvent carriers which are deemed probable of collection based on having entered into structured settlements with the underlying carriers; and (2) $87 million in estimated recoveries related to valid asbestos claims paid, or incurred and not yet paid. These latter amounts are deemed probable of collection based on our analysis of the terms of the underlying policies, historical experience and ongoing negotiations with the carriers, interpretation of judicial determinations relevant to our insurance programs, and our evaluation of settlements reached. The recoverability of the amounts recorded is also based on our ongoing review of the solvency of our carriers. The insurance receivables from insolvent carriers are insignificant. We record all insurance receivables at their estimated net recoverable amounts.

14.

Staff’s Comment: For the amounts disclosed in the last paragraph on page 25 and in the first paragraph on page 26, please tell us how you accounted for each amount. Of these amounts, tell us the gross components comprising each amount and show separately the amounts each for NARCO and Bendix.

*** designates confidential portions omitted from Honeywell’s public filing. Such portion is the subject of a Confidential Treatment Request and has been filed separately with the Commission.

Our Response: The amount paid for indemnity and defense costs of $418 million related to NARCO and Bendix claims was recorded as a reduction in our asbestos related liabilities. The amount received for asbestos related insurance recoveries of $110 million was recorded as a reduction of our insurance receivables. All other amounts referenced in the last paragraph on page 25 and in the first paragraph on page 26 were part of Asbestos Related Litigation Charges, Net of Insurance of $46 million for the nine months ended September 30, 2005, the detail of which is summarized below:

	Bendix	NARCO	Total

Asbestos claims filed and defense costs incurred,
net of probable insurance recoveries of $26 million	$93	$ -	$93
Settlement with plaintiff firm of certain pending
asbestos claims	-	52	52
Structured settlement with insurance carrier	(160)	-	(160)
Write-offs of insurance receivables	131	-	131
Subtotal	64	52	116
Update of expected resolution values with respect to pending claims, net of probable insurance
recoveries of $15 million	(70)	-	(70)

Asbestos related litigation charges, net of insurance	$ (6)	$52	$46

The $46 million was disclosed in Note 5 on page 10 of our Form 10-Q and was included as part of Cost of Products and Services Sold in our Consolidated Statement of Operations.

Management’s Discussion and Analysis ... page 29

15.

Staff’s Comment: Please tell us, and disclose as appropriate, the expected impacts of the President’s previously announced proposed 2006 budget cuts in regard to your military and other affected federal government programs.

Our Response: Our outlook for our military and other federal government programs considers the impacts of the federal budget including any proposed reductions in the budget. We do not expect to be significantly affected by any proposed changes in 2006 federal spending principally due to the mix of the government programs which impact us (OEM production, engineering development programs, aftermarket spares and repairs & overhaul programs).

Honeywell acknowledges its responsibility to ensure that its filings under the Securities Exchange Act of 1934 are accurate and complete. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-2215, or Thomas Larkins, Vice President, Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/ Thomas Szlosek
Thomas Szlosek

Vice President and Controller